UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

In June 2022, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 24, 2022: Sanofi-GSK first to report a successful efficacy study against Omicron with COVID-19 Beta-containing vaccine

Exhibit 99.2	Press release dated June 28, 2022: Xenpozyme® (olipudase alfa) approved by European Commission as first and only treatment for ASMD

Exhibit 99.3	Press release dated June 28, 2022: Nexviadyme® (avalglucosidase alfa) approved by European Commission as a potential new standard of care for the treatment of Pompe Disease

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 24, 2022: Sanofi-GSK first to report a successful efficacy study against Omicron with COVID-19 Beta-containing vaccine

Exhibit 99.2	Press release dated June 28, 2022: Xenpozyme® (olipudase alfa) approved by European Commission as first and only treatment for ASMD

Exhibit 99.3	Press release dated June 28, 2022: Nexviadyme® (avalglucosidase alfa) approved by European Commission as a potential new standard of care for the treatment of Pompe Disease

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2022	SANOFI

	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

4